Exhibit (d)(2)

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2023 (this “Agreement”), is entered into by and between Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent”), and [RIGHTS AGENT], a [●], as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Xylophone Acquisition Corp., a Delaware corporation (“Merger Sub”), and Zynerba Pharmaceuticals, Inc., Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub (a) agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware and upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of shares of Company Common Stock (other than holders of Excluded Shares and Appraisal Shares) and (b) in the Merger, Parent has agreed to provide to holders of Company Restricted Stock Awards and In-the-Money Company Stock Options, in each case, that are outstanding as of immediately prior to the Effective Time (such In-the-Money Company Stock Options and Company Restricted Stock Awards, collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive contingent cash payments on the terms and subject to the conditions in this Agreement, as hereinafter described; and

WHEREAS, pursuant to Section 3.7(b) of the Merger Agreement, holders of Out-of-the-Money Company Stock Options shall be entitled to receive contingent cash payments from Parent or the Company, subject to and pursuant to the terms of the Merger Agreement, upon delivery of a Milestone Notice to the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

1.	DEFINITIONS

1.1         Definitions.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.  As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than 50% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 7.3.

“Calendar Quarter” means each period of three consecutive months commencing on January 1, April 1, July 1 and October 1 of each Calendar Year.

“Calendar Year” means the period of four consecutive Calendar Quarters beginning on January 1 and ending on December 31 of each Calendar Year.

“Company” has the meaning set forth in the Recitals of this Agreement.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Commercially Reasonable Efforts” means, with respect to any given activity, the effort, expertise, and resources that would be used by a pharmaceutical company of comparable size and resources as Parent in the development or commercialization of a comparable pharmaceutical product which is of similar market potential at a similar stage of development or commercialization, in light of issues of safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of the compound, platform, or product, the regulatory structure involved, the profitability of the applicable products, product reimbursement, Parent’s portfolio at the time of consideration, and other relevant strategic commercial factors relevant to making product portfolio decisions. For purposes of clarity, Commercially Reasonable Efforts will be determined as of the applicable time of determination on an indication-by-indication (if needed) basis, and it is anticipated that the level of effort may be different for different indications and may change over time, reflecting changes in the status of the Product and the indications involved.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Out-of-the-Money Option” means, with respect to the calculation of any Milestone Payment, each Out-of-the-Money Company Stock Option that is entitled to receive as Out-of-the-Money Option Consideration pursuant to Section 3.7(b) of the Merger Agreement in connection with the payment of such Milestone Payment.

“CVRs” means the rights of Holders to receive contingent cash payments with respect to the Milestones pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Equity Award CVR” means a CVR issued to a Holder in respect of a Covered Equity Award.

“Event of Default” has the meaning set forth in Section 6.1.

“FDA” means the U.S. Food and Drug Administration or any successor agency thereto.

“First Indication” means any Indication for or related to the treatment of Fragile X syndrome (FXS), including but not limited to the treatment of signs and symptoms of FXS and/or the treatment of any subpopulation or subset of FXS patients.

“Fully Diluted Share Amount” means, with respect to the calculation of any Milestone Amount pursuant to this Agreement, the sum of (a) the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise of Covered Equity Awards and Covered Out-of-the-Money Options.

“Funds” has the meaning set forth in Section 3.2(u).

“Governmental Entity” means any applicable federal, domestic, territorial, state or local government or governmental authority (including any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature on behalf of a government.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Independent Accountant” has the meaning set forth in Section 4.6(a).

“Indication” means a disease or condition, as identified in an NDA, for which the Product has obtained NDA Approval.

“Merger” has the meaning set forth in the Recitals of this Agreement.

“Merger Agreement” has the meaning set forth in the Recitals of this Agreement.

“Milestone” means each of Milestone 1, Milestone 2, Milestone 3, Milestone 4, Milestone 5 and Milestone 6.

“Milestone 1” means the completion of the last patient’s last visit in the Pivotal Study for the Product.

“Milestone 1 Amount” means, with respect to the achievement of Milestone 1 by or before June 30, 2026, an amount per CVR, rounded to ten decimal places, equal to the quotient obtained by dividing (i) the sum of (a) Fifteen Million Dollars ($15,000,000) plus (b) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the Common Cash Amount by (ii) the applicable Fully Diluted Share Amount .
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“Milestone 2” means the completion of the Pivotal Study for the Product and a finding that the data from such Pivotal Study meet the primary end point(s) with statistical significance as set forth in the protocol of such Pivotal Study.

“Milestone 2 Amount” means:

(a)  with respect to the achievement of Milestone 2 by or before December 31, 2024, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (i) the sum of (x) Thirty Million Dollars ($30,000,000) plus (y) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock by (ii) the applicable Fully Diluted Share Amount;

(b) with respect to the achievement of Milestone 2 between January 1, 2025 and June 30, 2025, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (i) the sum of (x) Twenty Million Dollars ($20,000,000) plus (y) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock by (ii) the applicable Fully Diluted Share Amount; or

(c) with respect to the achievement of Milestone 2 on or after July 1, 2025, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (i) the sum of (x) Ten Million Dollars ($10,000,000) plus (y) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock by (ii) the applicable Fully Diluted Share Amount.

“Milestone 3” means the achievement of NDA Approval with respect to the Product in the First Indication.

“Milestone 3 Amount” means, with respect to the achievement of Milestone 3, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (a) the sum of (i) Thirty Five Million Dollars ($35,000,000) plus (ii) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock by (b) the applicable Fully Diluted Share Amount.

“Milestone 4” means the achievement of NDA Approval with respect to the Product in the Second Indication.

“Milestone 4 Amount” means, with respect to the achievement of Milestone 4, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (a) the sum of (i) Fifteen Million Dollars ($15,000,000) plus (ii) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock  by (b) the applicable Fully Diluted Share Amount.

“Milestone 5” means the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least two hundred fifty million U.S. dollars ($250,000,000), calculated on a cumulative basis for all Calendar Years (or portion thereof), provided that Milestone 3 is achieved by or before December 31, 2030.

“Milestone 5 Amount” means, with respect to the achievement of Milestone 5, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (a) the sum of (i) Fifteen Million Dollars ($15,000,000) plus (y) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock by (b) the applicable Fully Diluted Share Amount.

“Milestone 6” means the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least five hundred million U.S. dollars ($500,000,000), calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward the achievement of Milestone 5, provided that Milestone 3 is achieved by or before December 31, 2030.

“Milestone 6 Amount” means, with respect to the achievement of Milestone 6, an amount per CVR, rounded to four decimal places, equal to the quotient obtained by dividing (a) the sum of (i) Thirty Million Dollars ($30,000,000) plus (y) an aggregate amount, for all Covered Out-of-the-Money Options, equal to the excess, if any, of the applicable exercise price for each such Covered Out-of-the-Money Option over the sum of (A) the Common Cash Amount plus (B) the aggregate amount of any Milestone Payments previously paid in respect of a share of Company Common Stock, by (b) the applicable Fully Diluted Share Amount.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means each of Milestone 1 Amount, Milestone 2 Amount, Milestone 3 Amount, Milestone 4 Amount, Milestone 5 Amount and Milestone 6 Amount.

“Milestone Payment Amount” means, for a given Holder, the product of (a) the applicable Milestone Payment and (b) the number of CVRs with respect to such applicable Milestone held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.

“NDA” means a New Drug Application, and all supplements and amendments thereto, submitted pursuant to the requirements of 21 U.S.C § 355(b) and 21 C.F.R. Part 314 that is necessary for the commercial marketing and sale of the Product in the United States of America for the applicable Indication, regardless of any (i) limitations on patient population, (ii) obligation to conduct any post-marketing study or (iii) contraindications or limitations on use, or other conditions, restrictions or commitments placed upon such approval.

“NDA Approval” means the receipt of a letter from the FDA stating that an NDA (including a supplemental NDA) for the Product is approved.

“Net Sales” means:

(a)          the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties plus the gross amount received by or on behalf of the relevant Selling Entity from third parties in respect of collaboration, development or license arrangements with the Company or its Affiliates (but excluding consideration in the form of royalties received by the relevant Selling Entity from Sublicensees to the extent such royalties are calculated wholly as a function of sales of the Product to third parties and such sales are otherwise included in the calculation of this clause (a)), less the Permitted Deductions to the extent actually taken or incurred, all calculated on an accrual basis, as determined in accordance with GAAP as of the applicable time;

(b)          in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s-length sale thereafter to a third party;

(c)          for the avoidance of doubt, in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees where such Affiliate or Sublicensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such Affiliate or Sublicensee; provided, however, that in the case of both clauses (b) and (c), any sales between the Parent and any Affiliate or Sublicensee that, for accounting purposes, is consolidated with the Parent shall not be included in any Net Sales calculation regardless of whether such sale is (i) later invoiced on a bona fide arm’s-length sale to a third party or (ii) to an end-user;

(d)          all Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with GAAP; and

(e)          Product distributed by Parent or its Affiliates or Sublicensees (A) for promotional or sampling purposes, without payment or for non-monetary consideration or (B) for use in clinical studies shall be disregarded for purposes for calculating Net Sales.

Despite the foregoing, in the event that Parent or any Subsidiary of Parent (including the Company), directly or indirectly, by a sale or swap of assets or other rights, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sells, transfers, conveys, licenses or otherwise disposes of (x) any rights in and to the Product or (y) any rights in respect of collaboration, development or license arrangements with the Company or its Affiliates, in each case that would generate Net Sales after the Closing Date then the total fair market value of all cash, securities and other property paid or payable, directly or indirectly, to Parent or its Subsidiaries in connection with such transaction or arrangement shall be included in Net Sales.

“Net Sales Statement” means a written statement of Parent, certified by the chief financial officer of Parent, setting forth in reasonable detail the calculation of Net Sales for each Calendar Quarter that is associated with the potential attainment of the Milestones, which shall include (a) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties, (b) an itemized calculation of the gross amount received by or on behalf of the relevant Selling Entity from third parties in respect of collaboration, development or license arrangements with the Company or its Affiliates, (c) an itemized calculation of the Permitted Deductions, and (d) to the extent that any of the amounts in clauses (a)-(c) are recorded in currencies other than Dollars, the exchange rates used for conversion of such foreign currency into Dollars.  The Net Sales Statement shall be calculated in accordance with GAAP and shall be derived from the financial statements of Parent.

“Offer” has the meaning set forth in the Recitals of this Agreement.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the board of directors of Parent and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Permitted Deductions” means the following deductions to the extent (x) actually deducted by a Selling Entity from the gross invoiced sales price of the Product or (y) otherwise directly paid or incurred by the Selling Entity with respect to the applicable sale of the Product, and in each case of (x) and (y), in accordance with Parent’s usual and customary accounting methods and GAAP:

(a)          normal and customary trade, quantity, prompt pay, cash and similar discounts or allowances actually allowed;

(b)          amounts repaid or credited by reasons of defects, recalls, rejections, or returns (including wholesaler and retailer returns and returns of damaged, expired or expiring product);

(c)          amounts repaid or credited by reasons of price adjustments affecting the Product, including rebates or allowances of goods or because of retroactive price reductions to the extent related to the Product;

(d)          normal and customary chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Entities and in respect of billing or quantity errors;

(e)          normal and customary price adjustments, allowances, credits, chargeback payments, discounts, concessions, reimbursements, and rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, group purchasing organizations, pharmacy benefit managers or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(f)          tariffs, duties, excise, sales, value-added and other similar taxes (other than taxes based on net income or profits) and charges of Governmental Entities;

(g)          any government mandated tax, including the branded prescription drug fee imposed pursuant to the Patient Protection and Affordable Care Act (Pub. L. No. 111-148);

(h)          reasonable deductions for uncollectible amounts on previously sold products (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a fiscal period as reflected in its audited financial statements for the applicable reporting period or other documentation maintained in the ordinary course of business by Parent or its Affiliates or Sublicensees, provided that if the debt is recovered it will be included in Net Sales);

(i)          discounts or products distributed for indigent patient programs assistance programs, or other patient support programs, including copay assistance programs;

(j)          reasonable and customary costs actually paid to a Third Party by Parent, its Affiliates or its Sublicensees for packing, packaging, freight, postage, importation, shipping insurance and other transportation expenses to the extent included in the price and separately itemized on the invoice (and for the avoidance of doubt, expenses incurred in connection with the transfer of the Product between or among Parent, its Subsidiaries, Affiliates and Sublicensees shall not be considered a Permitted Deduction); and

(k)          normal and customary distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.

For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (a) through (k) above, such item may not be deducted more than once.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (f) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; or (g) as provided in Section 2.6.

“Pivotal Study” means the clinical trial initiated for the Product by the Company, entitled “RECONNECT (A Randomized, Double-Blind, Placebo-Controlled, Multiple-Center, Efficacy and Safety Study of ZYN002 Administered as a Transdermal Gel to Children, Adolescents, and Young Adults with Fragile X Syndrome)” under the protocol number ZYN2-CL-033.04.

“Product” means the investigational drug product known as Zygel™ (ZYN002), a cannabidiol gel for transdermal delivery.

“Progress Report” has the meaning set forth in Section 4.8.

“Progress Report Date” has the meaning set forth in Section 4.8.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Second Indication” means the second Indication for which NDA Approval for the Product is obtained.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates (including, from and after the Effective Time, the Company) and Sublicensees.

“Sublicensee” shall mean an authorized or permitted licensee, sublicensee or transferee of rights to the Product.

“Termination” has the meaning set forth in Section 7.8.

1.2        Rules of Construction.  For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; (j) references to any Affiliate of Parent shall be deemed to include the Company; and (k) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive.  The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.  All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

2.	CONTINGENT VALUE RIGHTS

2.1       CVRs.  The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.  In accordance with the Merger Agreement and pursuant to the Transactions, each Holder is entitled to one CVR for (a) each share of Company Common Stock and (b) each share of Company Common Stock underlying a Covered Equity Award.  Each CVR represents the right of a Holder to receive the Milestone Payments subject to and in accordance with this Agreement.  The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1.

2.2          Non-transferable.  The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any such sale, assignment, transfer, pledge, encumbrance or disposition of a CVR that is not a Permitted Transfer shall be null and void.  The CVRs will not be listed on any day quotation system or traded on any day securities exchange.

2.3          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b)          The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders of CVRs, registering CVRs and Permitted Transfers of CVRs as herein provided.  The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of shares of Company Common Stock held by DTC on behalf of the street holders of such shares tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time.  The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs.  With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of the Company Common Stock by sending a lump sum payment to DTC.  The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.  In the case of Equity Award CVRs, such CVRs shall initially be registered in the name and address of the holder thereof of such as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards cancelled in connection with the Merger.

(c)          Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer the CVRs must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer.  Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify Parent of the same.  No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer.  The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid.  All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor.  No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)          A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register.  The written request must be duly executed by the Holder.  Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4          Payment Procedures.

(a)          In the event that a Milestone is attained, then, in each case, (i) on a date that is within sixty (60) days following the last day of the applicable Calendar Quarter during which such Milestone is attained or (ii) solely, in the case Section 6.2, promptly following the Event of Default, Parent shall deliver to the Rights Agent (x) a written notice (the “Milestone Notice”) indicating which Milestone was attained and an Officer’s Certificate certifying the date of such attainment(s) and (y) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 4.2 (other than amounts due to Holders in respect of Equity Award CVRs), along with any letter of instruction reasonably required by the Rights Agent.  For the avoidance of doubt, if more than one Milestones is attained in the same Calendar Quarter, then the Milestone Payment Amount for each such Milestone shall be paid simultaneously.

(b)          The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 2.4(a) as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice.  If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent shall also pay the Milestone Payment Amount to each of the Holders (other than amounts due to Holders in respect of Equity Award CVRs) in accordance with the corresponding letter of instruction (i) by electronic payment or check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.  Notwithstanding anything to the contrary set forth herein, Parent shall cause payments described in this Section 2.4 with respect to Equity Award CVRs to be paid to the applicable Holder through payroll of the Company or an appropriate successor (and in all other respects in accordance with the requirements hereof).

(c)          Parent (or the Company or applicable successor in the case payments in respect of Equity Award CVRs) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable tax law, as may reasonably be determined by Parent or the Rights Agent.  Prior to making any such tax withholdings or causing any such tax withholdings to be made with respect to any Holder (other than amounts due to Holders in respect of Equity Award CVRs), Parent shall instruct the Rights Agent to, and upon receipt of such instruction the Rights Agent shall, request IRS Form W-9 or applicable IRS Form W-8, or any other appropriate forms, from Holders within a reasonable amount of time in order to provide the opportunity for the Holder to provide such forms (or any other necessary Tax forms) in order to mitigate or reduce such withholding.  Parent shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts withheld in respect of taxes are timely remitted to the appropriate Governmental Entity.  To the extent any amounts are so deducted and withheld and properly and timely remitted to the appropriate Governmental Entity, (i) such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and (ii) prior to the fifteenth (15th) day of February in the year following any payment of such taxes by Parent or the Rights Agent, Parent (or the Company or applicable successor in the case of payments in respect of Equity Award CVRs) shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid an original IRS Form 1099, IRS Form W-2, IRS Form 1042-S, or other reasonably acceptable and applicable evidence of such withholding.  Milestone Payments paid in respect of each Equity Award CVR shall be treated for all U.S. federal and applicable state and local income Tax purposes, as wages in the year in which the Milestone Payment is made (and not upon the receipt of such Equity Award CVR).  Payments in respect of Equity Award CVRs shall not be delayed in a manner which results in a tax or penalty to the holder of an Equity Award CVR under Section 409A of the Code.

(d)          If any funds delivered to the Rights Agent for payment to Holders as Milestone Payment Amounts remain undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Notice, Rights Agent shall deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment Amounts and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general unsecured creditors thereof with respect to the Milestone Payment Amounts that may be payable.

(e)          Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payment Amounts delivered to a public official pursuant to any abandoned property, escheat or other similar Laws.  If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid immediately prior to the date on which such Milestone Payment Amount would otherwise escheat to or become property of any Governmental Entity, such Milestone Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.  In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f)          Except as otherwise required by applicable Law, the Parties hereto intend to treat contingent cash payments made with respect to CVRs issued in exchange for shares of Company Common Shares pursuant to the Merger Agreement and this Agreement as additional consideration paid for such shares for Tax purposes.

2.5          No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)          The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)          The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

2.6          Ability to Abandon CVR.  A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in such Holder’s CVRs by transferring such CVRs to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent.  Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion.

3.	THE RIGHTS AGENT

3.1        Certain Duties and Responsibilities.  The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (which willful misconduct, bad faith or gross negligence must be determined by a court of competent jurisdiction in a final and non-appealable judgment).  No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(b)          The Holders, acting by the written consent of the Acting Holders, may direct in writing the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder.  The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of expenses by the Rights Agent; provided that, in the event that the Rights Agent elects to institute any action, suit or proceeding, or to take any other action directed by the Holders, the Acting Holders (on behalf of all Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred pursuant to an agreement in form and substance satisfactory to the Rights Agent and shall reimburse the Rights Agent for any such costs and expenses upon demand by the Rights Agent.  All rights of action under this Agreement may be enforced by the Rights Agent and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.  For the avoidance of doubt, the Rights Agent shall not be obligated to act on behalf of the Holders notwithstanding the Rights Agent’s receipt of a written direction from the Acting Holders in accordance with this clause (b).

3.2         Certain Rights of Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.  In addition:

(a)        the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)          whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may request and rely upon an Officer’s Certificate, and the Rights Agent shall, in the absence of willful misconduct, bad faith or gross negligence on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(c)          the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;

(d)          the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e)          the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)          the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)         the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)          Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, damage, claim, judgment, fine, penalty, demands, suits or expense (including the reasonable expenses and counsel fees and other disbursements) arising out of or in connection with Rights Agent’s duties under this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a final, non-appealable judgement of a court of competent jurisdiction to be a result of Rights Agent’s willful misconduct, bad faith or gross negligence.  The reasonable out-of-pocket costs and expenses incurred by the Rights Agent in enforcing this right of indemnification shall be paid by Parent;

(i)          Notwithstanding anything in this Agreement to the contrary, (i) the Rights Agent shall not be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, and (ii) any liability of the Rights Agent under this Agreement will be limited to the aggregate amount of fees (but not reimbursed expenses) paid or payable by Parent to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought;

(j)          Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof; and (ii) without limiting the foregoing (i), (x) to reimburse the Rights Agent for all taxes and governmental charges, reasonable out-of-pocket expenses and other out-of-pocket charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than personal property taxes, corporate excise or privilege taxes, property or license taxes, taxes relating to the Rights Agent’s personnel, and taxes imposed on or measured by the Rights Agent’s gross revenues, net income and franchise or similar taxes imposed on it (in lieu of net income taxes)), and (y) to reimburse the Rights Agent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(k)          No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(l)          No Holder shall be obliged to indemnify the Rights Agent for any services or actions under this Agreement and the Rights Agent shall not be entitled to deduct any sums from a Milestone Payment Amount in any circumstance except as provided in Section 2.4(e);

(m)        The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing;

(n)         Subject to applicable Law, (i) the Rights Agent and any shareholder, Affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Parent or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Parent or for any other Person;

(o)         In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to Parent, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Parent or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Parent or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(p)          The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Parent resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof;

(q)          The Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs.  The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent;

(r)         The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed;

(s)          The Rights Agent shall not be liable or responsible for any failure of Parent to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law;

(t)          The obligations of Parent and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent; and

(u)          All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent.  Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.).  The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party.  The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits.  The Rights Agent shall not be obligated to pay such interest, dividends or earnings to Parent, any holder or any other party.

3.3          Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified and such resignation will be effective on the earlier of (i) the date so specified and (ii) the appointment of a successor Rights Agent.  Parent has the right to remove Rights Agent at any time by a Parent Board Resolution specifying a date when such removal will take effect, but no such removal will become effective until a successor Rights Agent has been appointed.  Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b)          If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3 or becomes incapable of acting, Parent, by a Parent Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank.  Notwithstanding the foregoing, if Parent fails to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)          Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register.  Each notice will include the name and address of the successor Rights Agent.  If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

3.4         Acceptance of Appointment by Successor.  Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent.  On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

4.	COVENANTS

4.1          List of Holders.  Parent or the Company shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from Parent’s depository agent in the Offer, Parent’s Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company, the names and addresses of the Holders of such securities within thirty (30) days after the Effective Time.

4.2          Payment of Milestone Payments.  If a Milestone has been achieved prior to the Termination, Parent shall, promptly (but in any event no later than ten (10) Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4 (not including amounts payable in respect of Equity Award CVRs), the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders. Notwithstanding any other provision in this Agreement, the applicable Milestone Amount shall only be paid, one time, if at all, subject to the achievement of the applicable Milestone prior to the Termination, and the maximum aggregate potential amount payable under this Agreement shall be (a) $15,000,000 with respect to Milestone 1 if Milestone 1 is achieved by or before June 30, 2026, (b)(i) $30,000,000 with respect to Milestone 2 if Milestone 2 is achieved by or before December 31, 2024, (ii) $20,000,000 with respect to Milestone 2 if Milestone 2 is achieved between January 1, 2025 and June 30, 2025, and (iii) $10,000,000 with respect to Milestone 2 if  Milestone 2 is achieved on or after July 1, 2025, (c) $35,000,000 with respect to Milestone 3, (d) $15,000,000 with respect to Milestone 4, (e) $15,000,000 with respect to Milestone 5, and (f) $30,000,000 with respect to Milestone 6. If a Milestone has not been achieved prior to the Termination, then Parent and the Company will not be required to make any payment to the Rights Agent or the Holders pursuant to this Agreement in respect of such Milestone.

4.3          Books and Records.  Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder (including books and records in sufficient detail to enable the calculation of Net Sales in any applicable Calendar Quarter).

4.4          Further Assurances.  Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5        Commercially Reasonable Efforts.  Commencing upon the Closing, Parent shall, and shall cause its Affiliates and any Sublicensees to, use Commercially Reasonable Efforts to achieve each Milestone; provided that neither Parent, the Company, nor any other Person makes any guarantee that any Milestone will be achieved.  Neither Parent nor any of its Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestone or the payment of the Milestone Payment Amounts.

4.6          Audit Rights.

(a)          Upon reasonable advance written notice from the Acting Holders, Parent shall permit one (1) independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder, including the Net Sales Statements; provided that (i) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.6 and (ii) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates.  The fees charged by such accounting firm shall be borne by the Acting Holders; provided that if the amount by which the Net Sales determined by the Independent Accountant are greater than the Net Sales determined by Parent results in Parent’s obligation to make a Milestone Payment, the fees charged by such accounting firm shall be borne by Parent.  The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders.  The audit rights set forth in this Section 4.6 may not be exercised by the Acting Holders more than once in any twelve (12) month period during the pendency of this Agreement, in accordance with the first sentence of this Section 4.6(a).

(b)          If, in accordance with the procedures set forth in Section 4.6(a), the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall promptly, and in any event within thirty (30) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report and in no event later than December 31 of the Calendar Year that includes such delivery date, pay each Holder such Milestone Payment (to the extent not paid on a subsequent date), plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such Milestone Payment should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4(a).

4.7          Net Sales Statements.  Within sixty (60) days of the end of each Calendar Year, Parent shall have compiled a Net Sales Statement for such Calendar Year.  Parent shall keep each such Net Sales Statement in its books and records.

4.8        Progress Report.  Within sixty (60) days after the end of each Calendar Year prior to the achievement of all Milestones (each a “Progress Report Date”), Parent shall provide to the Rights Agent a written report setting forth in reasonable detail the activities Parent and its Affiliates have undertaken in the preceding twelve (12)-month period to develop, obtain regulatory approval for, market and commercialize the Product (the “Progress Report”).  Parent’s obligation to deliver a Progress Report on any Progress Report Date pursuant to this Section 4.8 shall be deemed satisfied to the extent one or more of Parent’s periodic and current reports and other documents filed with the Securities and Exchange Commission then available on such Progress Report Date set forth in reasonable detail the activities Parent and its Affiliates have undertaken in such preceding twelve (12)-month period to develop, obtain regulatory approval for, market and commercialize the Product.

5.	AMENDMENTS

5.1          Amendments without Consent of Holders.

(a)          Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Parent Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in, and subject to, Section 7.3.

(b)          Without the consent of any Holders, Parent, when authorized by a Parent Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)          to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)       to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)         to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)          as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(v)          to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4; or

(vi)       any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement; provided that such addition, elimination or change does not adversely affect the interests of the Holders.

(c)          Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2         Amendments with Consent of Holders. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Parent Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders:

(i)        modify in a manner adverse to the Holders (x) any provision contained herein with respect to the termination of this Agreement or the CVRs, (y) the time for, or amount of, any payment to be made to the Holders pursuant to this Agreement, or (z) the definition of any Milestone;

(ii)         reduce the number of CVRs; or

(iii)        modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.

No amendment pursuant to this Section 5.2 shall adversely affect the interest of a Holder (in its capacity as a Holder) relative to the interests of all Holders, without the prior written consent of the affected Holder.

(b)          Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3          Execution of Amendments.  In executing any amendment permitted by this Article 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement.  Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent.  The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4          Effect of Amendments.  Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1       Event of Default.  An “Event of Default” with respect to the CVRs, means any of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity):

(a)          default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Payment Amount after a period of ten (10) Business Days after such Milestone Payment Amount shall become due and payable; or

(b)        material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of thirty (30) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “notice of default” hereunder and is sent by registered or certified mail to Parent by the Rights Agent or to Parent and the Rights Agent by the Acting Holders.

Subject to Section 6.2, if an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, (i) the Rights Agent by notice in writing to Parent or (ii) the Rights Agent upon the written request of the Acting Holders by notice in writing to Parent (and to the Rights Agent if given by the Acting Holders), shall commence a legal proceeding to protect the rights of the Holders, including to obtain damages or payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Rights Agent shall have commenced such proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.2         Enforcement.  If an Event of Default has occurred, has not been waived and is continuing, the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding in accordance with Section 7.5.

6.3         Limitations on Suits by Holders.  Subject to the last sentence of this Section 6.3, no Holder of any CVR shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, or for the appointment of a Rights Agent, receiver, liquidator, custodian or other similar official, for any other remedy hereunder, unless (a) such Holder previously shall have given to the Rights Agent written notice of default, (b) the Acting Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (c) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.4.  Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

6.4              Control by Acting Holders.  Subject to the last sentence of this Section 6.4, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Rights Agent under this Agreement, or exercising any power conferred on the Rights Agent by this Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this Agreement; provided further that (subject to the provisions of Section 3.1) the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent (acting in good faith through its board of directors, the executive committee, or a committee of directors of the Rights Agent) shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction.  Nothing in this Agreement shall impair the right of the Rights Agent in its discretion to take any action deemed proper by the Rights Agent and which is not inconsistent with such direction or directions by the Acting Holders.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1       Notices to Rights Agent and Parent.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date delivered or sent if delivered in person or sent by email (provided confirmation of email is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by nationally recognized overnight courier, in each case as follows:

If to the Rights Agent:

[●]
Attention:
Email:

If to Parent:

Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
Attention: Christian Ulrich, General Counsel and Corporate Secretary
Email: CUlrich@harmonybiosciences.com

with a copy to (which shall not constitute notice):

Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
Attention: William I. Intner
Email: William.Intner@hoganlovells.com

Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
Attention: Peter Cohen-Millstein
Email:  Peter.Cohen-Millstein@hoganlovells.com

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 7.1.

7.2          Notice to Holders.  Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3        Parent Successors and Assigns.  Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder (a) to one or more direct or indirect wholly-owned Subsidiaries of Parent or (b) otherwise with the prior written consent of the Acting Holders, to any other person (each, an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement.  Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee pursuant to clause (a) of the first sentence of this Section 7.3 if the Assignee does not have net assets of at least $50,000,000 as shown on its most recently prepared financial statements, the assignor shall agree to remain liable for the performance by the Assignee of all duties, covenants, agreements and obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement.  This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee.  Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off.  Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVRs and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed by Parent.  The Rights Agent may not assign this Agreement without Parent’s written consent.  Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4        Benefits and Agreement.  Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing.  The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement.  Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.  Notwithstanding anything to the contrary set forth herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

7.5          Governing Law.

(a)          This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, including its statute of limitations, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)          Each of the parties (a) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware (the “Delaware Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.  Each party agrees that notice or the service of process in any action or proceeding arising out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 7.1 or in any other manner permitted by applicable Law.  Each of the parties irrevocably agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final court judgment.

(c)          EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.6     Section 409A. The parties intend that each CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. Each Milestone Payment is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties hereby acknowledge and agree that any Milestone Payment paid out beyond the fifth (5th) anniversary of the Closing Date shall be paid only if such Milestone Payment are subject to a substantial risk of forfeiture under Section 409A of the Code and shall constitute “short-term deferrals” within the meaning of Treasury Regulation Section 1.409A-1(b)(4).

7.7          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent.

7.8         Counterparts and Signature.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by email attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

7.9          Termination.  This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the upon the earliest to occur of (such time, the “Termination”) (a) payment by the Rights Agent to each Holder of the last of the Milestone Payments (if any) required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders and (c) December 31, 2040.  For the avoidance of doubt and notwithstanding the foregoing, the right of any Holder to receive the Milestone Payment with respect to any Milestone, and any covenants and obligations of Parent and the Company (other than pursuant to Section 2.4(d)), shall be irrevocably terminated and extinguished if such Milestone is not achieved before the Termination.  Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination.

7.10       Obligation of Parent.  Parent shall cause Merger Sub, the Company and each Selling Entity that is controlled by Parent and its Affiliates to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to Merger Sub, the Company or such Selling Entity under this Agreement, and Parent shall be jointly and severally liable with Merger Sub and the Company for the performance and satisfaction of each of said covenants, obligations and liabilities.  References to Merger Sub herein apply to the Company from and after the Effective Time.

7.11        Entire Agreement.  As between the Rights Agent and the other parties hereto, this Agreement (including the schedules, annexes and exhibits hereto and the documents and instruments referred to herein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto.  If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and be controlling.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

HARMONY BIOSCIENCES HOLDINGS, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]